40 - 33

STRONG

STRONG CAPITAL MANAGEMENT
One Hundred Heritage Reserve | Menomonee Falls, Wisconsin 53051

811-5667
Branch 22

November 3, 2003

03044100

RECEIVED
SEC MAIL PROCESSING SECTION
NOV - 5 2003
WASH. D.C. 188

Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Strong Capital Management, Inc.

Dear Sir or Madam:

Per Section 33 of the Investment Company Act of 1940, please find enclosed two pleadings that have been filed against Strong Capital Management, Inc. ("SCM") and various Strong Funds. Please see Attachment A for a list of the registered investment companies for which SCM acts as investment adviser.

Please call me at (414) 577-7570 if you have any questions.

Sincerely,

Jeanine M. Bajczyk
Associate Counsel

PROCESSED
JAN 23 2004
THOMSON
FINANCIAL

Enclosures

Attachment A

Registered Investment Company	*File Number*
Strong Advantage Fund, Inc.	811-5667
Strong Asia Pacific Fund, Inc.	811-8098
Strong Balanced Fund, Inc.	811-3256
Strong Common Stock Fund, Inc.	811-5687
Strong Conservative Equity Funds, Inc.	811-7656
Strong Corporate Bond Fund, Inc.	811-4390
Strong Discovery Fund, Inc.	811-5341
Strong Equity Funds, Inc.	811-8100
Strong Equity Funds II, Inc.	811-4384
Strong Government Securities Fund, Inc.	811-4798
Strong Heritage Reserve Series, Inc.	811-7285
Strong High-Yield Municipal Bond Fund, Inc.	811-7930
Strong Income Funds, Inc.	811-6195
Strong Income Funds II, Inc.	811-7335
Strong Income Trust	811-21209
Strong International Equity Funds, Inc.	811-6524
Strong Large Cap Growth Fund, Inc.	811-3254
Strong Life Stage Series, Inc.	811-9091
Strong Money Market Fund, Inc.	811-4374
Strong Municipal Bond Fund, Inc.	811-4769
Strong Municipal Funds, Inc.	811-4770
Strong Opportunity Fund, Inc.	811-3793
Strong Opportunity Fund II, Inc.	811-6552
Strong Short-Term Bond Fund, Inc.	811-5108
Strong Short-Term Global Bond Fund, Inc.	811-8320
Strong Short-Term Municipal Bond Fund, Inc.	811-6409
Strong Variable Insurance Funds, Inc.	811-6553

STATE OF WISCONSIN : CIRCUIT COURT : WAUKESHA COUNTY

JAMES L. DAPORE,
on behalf of himself and all others similarly situated,

Plaintiff,

v.

STRONG FINANCIAL CORPORATION
100 Heritage Reserve
Menomonee Falls, Wisconsin 53051,

STRONG CAPITAL MANAGEMENT, INC.
100 Heritage Reserve
Menomonee Falls, Wisconsin 53051,

STRONG GROWTH FUND
100 Heritage Reserve
Menomonee Falls, Wisconsin 53051,

STRONG LARGE-CAP GROWTH FUND
100 Heritage Reserve
Menomonee Falls, Wisconsin 53051,

STRONG GROWTH 20 FUND
100 Heritage Reserve
Menomonee Falls, Wisconsin 53051,

STRONG ADVISOR MID-CAP GROWTH FUND
100 Heritage Reserve
Menomonee Falls, Wisconsin 53051,

STRONG DIVIDEND INCOME FUND
100 Heritage Reserve
Menomonee Falls, Wisconsin 53051,

Defendants.

03CV2651

Case No: ____________
Money Judgment: 30301

HAUGHNEY

FILED IN CIRCUIT COURT
OCT 30 2003
WAUKESHA CO. WIS.
CIVIL DIVISION

SUMMONS

THE STATE OF WISCONSIN,

To each person named above as a defendant:

You are hereby notified that the plaintiff named above has filed a lawsuit or other legal action against you. The complaint, which is attached, states the nature and basis of the legal action.

Within forty-five (45) days of receiving this summons, you must respond with a written answer, as that term is used in Chapter 802 of the Wisconsin Statutes, to the complaint. The court may reject or disregard an answer that does not follow the requirements of the statutes. The answer must be sent or delivered to the Clerk of Court, whose address is 515 W. Moreland Blvd., Waukesha, Wisconsin, 53188, and to Kohner, Mann & Kailas, S.C., plaintiff's attorneys, whose address is 1572 East Capitol Drive, PO Box 11982, Milwaukee, Wisconsin 53211-0982. You may have an attorney help or represent you.

If you do not provide a proper answer within forty-five (45) days, the Court may grant judgment against you for the award of money or other legal action requested in the complaint, and you may lose your right to object to anything that is or may be incorrect in the complaint. A judgment may be enforced as provided by law. A judgment awarding money may become a lien against any real estate you own now or in the future, and may also be enforced by garnishment or seizure of property.

Dated this 30th day of October, 2003

KOHNER MANN & KAILAS, S.C.

By: ______________________

Robert L. Gegios
State Bar No. 1002906
William E. Fischer
State Bar No. 1045725
1572 East Capitol Drive
P.O. Box 11982
Milwaukee, Wisconsin 532-0982
Telephone: (414) 962-5110
Facsimile: (414) 962-8725

Of Counsel:

KAPLAN FOX & KILSHEIMER LLP
Frederic S. Fox
Joel B. Strauss
Christine M. Fox
805 Third Avenue, 22nd Floor
New York, NY 10022
Tel: (212) 687-1980
Fax: (212) 687-7714

-and-

KAPLAN FOX & KILSHEIMER LLP
Laurence D. King
555 Montgomery Street, Suite 1501
San Francisco, CA 94111
Tel: (415) 772-4700
Fax: (415) 772-4707

Attorneys for Plaintiff

STATE OF WISCONSIN : CIRCUIT COURT : WAUKESHA COUNTY

JAMES L. DAPORE,
on behalf of himself and all others similarly situated,

Plaintiff,

v.

STRONG FINANCIAL CORPORATION
100 Heritage Reserve
Menomonee Falls, Wisconsin 53051,

STRONG CAPITAL MANAGEMENT, INC.
100 Heritage Reserve
Menomonee Falls, Wisconsin 53051,

STRONG GROWTH FUND
100 Heritage Reserve
Menomonee Falls, Wisconsin 53051,

STRONG LARGE-CAP GROWTH FUND
100 Heritage Reserve
Menomonee Falls, Wisconsin 53051,

STRONG GROWTH 20 FUND
100 Heritage Reserve
Menomonee Falls, Wisconsin 53051,

STRONG ADVISOR MID-CAP GROWTH FUND
100 Heritage Reserve
Menomonee Falls, Wisconsin 53051,

STRONG DIVIDEND INCOME FUND
100 Heritage Reserve
Menomonee Falls, Wisconsin 53051,

Defendants.

03CV2651

Case No: ____________
Money Judgment: 30301

FILED IN CIRCUIT COURT
OCT 3 0 2003
WAUKESHA CO. WIS
CIVIL DIVISION

CLASS ACTION COMPLAINT

Plaintiff, by his attorneys, alleges the following upon information and belief, except for paragraph 1, which is alleged upon personal knowledge:

I. PARTIES

1. Plaintiff James L. Dapore, who resides at 7747 Wildwood Road, Findlay, Ohio 45840, held shares in Strong Dividend Income Fund during the Class Period and has suffered damages as a result of the wrongful acts of Defendants as alleged herein.

2. Defendant Strong Financial Corp. ("Strong Financial") is a Wisconsin corporation, with its principal executive offices located at 100 Heritage Reserve, Menomonee Falls, Wisconsin 53051. Strong Financial is a privately held financial services firm which advises stock, bond, and cash management mutual funds in a range of investment styles. Strong Financial also administers 401(k) plans, performs portfolio management and brokerage services for investors, provides online brokerage services and offers tax and investment planning services. As of August 31, 2003, Strong Financial had approximately $43.3 billion in total assets under management.

3. Defendant Strong Capital Management, Inc. ("Strong Capital") is a Wisconsin corporation, with its principal executive offices located at 100 Heritage Reserve, Menomonee Falls, Wisconsin 53051. Strong Capital is a subsidiary of Strong Financial, is a privately-held, registered investment advisor serving individuals, retirement plans, financial advisors, institutions and foundations. Strong Capital serves as the investment adviser to the Strong Funds and is responsible for the day-to-day management of the investment portfolio and other business affairs of the funds.

4. At all times herein mentioned, Defendant Strong Capital was and is the agent of Defendant Strong Financial, and in doing the acts hereinafter alleged, was acting within the

course and scope of such agency and employment. Because of the agency relationship between Strong Financial and Strong Capital, each Defendant has knowledge and/or constructive notice of the acts of the other entity. Further each Defendant ratified and/or authorized the wrongful acts of the other entity, as set forth below, by retaining the benefits of said wrongful acts. Strong Financial and Strong Capital are collectively referred to as "Strong."

5. Defendants Strong Growth 20 Fund, Strong Growth Fund, Strong Advisor Mid Cap Growth Fund, Strong Large Cap Growth Fund, and Strong Dividend Income Fund are Strong's mutual funds that were directly involved in the wrongdoing alleged herein. These funds are referred to herein as the "Strong Mutual Funds."

6. Strong Financial, Strong Capital and the Strong Mutual Funds are referred to herein, collectively, as the "Strong Defendants."

7. As a mutual fund manager, investment advisor and financial services firm, the Strong Defendants owe fiduciary duties to their mutual fund customers.

II. NATURE OF THE CASE

8. This is a class action on behalf of a class of all holders of the mutual funds Strong Growth 20 Fund, Strong Growth Fund, Strong Advisor Mid Cap Growth Fund, Strong Large Cap Growth Fund, and Strong Dividend Income Fund (the "Class"), between November 26, 2002 and September 18, 2003 (the "Class Period").

9. Defendant Strong Capital Management, Inc. is the investment advisor for the Strong family of funds. Beginning in November 2002, Defendants engaged in a scheme to allow market timing in certain of its mutual funds (described below) in order to benefit certain hedge funds and other investors, including Canary Capital Partners, LLC ("Canary") and its affiliates, by tens of millions of dollars at the expense of Defendants' other mutual fund shareholders. In

exchange for their participation in this scheme, Defendants received substantial fees and other income for themselves and their affiliates.

10. Defendants' scheme involved "timing" of mutual funds. "Timing" is an investment technique involving short-term, "in and out" trading of mutual fund shares. The technique is designed to exploit inefficiencies in the way mutual fund companies price their shares. Indeed: (1) it is widely acknowledged that timing inures to the detriment of long-term shareholders; (2) because of this detrimental effect, mutual funds typically maintain policies to monitor and prevent timing; and (3) nonetheless, in return for investments that would increase their fees, Strong fund managers entered into undisclosed agreements to allow timing by certain investors.

11. In fact, Defendants have employees (generally referred to as the "timing police") who are supposed to ferret out "timers" and put a stop to their short-term trading activity. However, Defendants arranged to give certain hedge funds a "pass" with the timing police, who instead would look the other way rather than attempt to shut down their short-term trading. By allowing Canary and others to time its mutual funds, Strong breached its duty to its mutual fund shareholders to maximize the value of their mutual fund shares.

12. As a result of this "timing" of mutual funds, Strong, certain hedge funds and their intermediaries profited handsomely. The losers – members of the Class – were unsuspecting long-term mutual fund investors. The hedge funds' excess profits came dollar-for-dollar out of the pockets of the long-term mutual fund investors.

13. Plaintiff alleges that allowing certain hedge funds and other investors to engage in market timing was a breach of Defendants' fiduciary duty.

III. SUBSTANTIVE ALLEGATIONS

A. Market Timing

14. Mutual funds are meant to be long-term investments. They are designed for buy-and-hold investors, and are therefore the favored homes for Americans' retirement and college savings accounts. Nevertheless, quick-turnaround traders routinely try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way the mutual funds set their Net Asset Value ("NAV").

15. This strategy works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese shares. Because of the time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his or her fund to arrive at an NAV at 4:00 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. This and similar strategies are known as "time zone arbitrage." Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

16. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the fund's

securities may not have traded for hours before the New York closing time can render the fund's NAV stale, and thus open it to being timed. This is sometimes known as "liquidity arbitrage."

17. Like late trading, effective timing captures an arbitrage profit. And like late trading, the arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days – as certain hedge funds did – the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

18. Timing is not entirely risk free, however. For example, the timer has to keep his or her money in the target fund for at least a day, so he or she may enjoy additional gains or incur losses, depending on the market. But such gains and losses are distinct from the timer's arbitrage profit, which is essentially crystallized at the moment of purchase.

19. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Indeed, trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. Accordingly, mutual fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. This "strategy" does not eliminate the transfer of wealth out of the mutual fund caused by timing; it only reduces the administrative cost of those transfers. However, at the same time it can also reduce the overall performance of the mutual fund by requiring the mutual fund manager to keep a certain amount of the funds' assets in cash at all times, thus depriving the investors of the

advantages of being fully invested in a rising market. Some mutual fund managers even enter into special investments as an attempt to "hedge" against timing activity (instead of just refusing to allow it), thus deviating altogether from the ostensible investment strategy of their funds, and incurring further transaction costs.

20. Mutual fund managers, including Strong, typically have the power simply to reject timers' purchases. Many mutual funds, including those managed by Strong, have also instituted short-term trading fees ("early redemption fees") that effectively wipe out the arbitrage that timers exploit. Generally, these fees go directly into the affected fund to reimburse it for the costs of short term trading. In addition, mutual fund managers, including Strong, are required to update NAVs at the end of the day in New York when there have been market moves that might render the NAV stale. This is called giving the fund a "fair value." It eliminates the timer's arbitrage. As fiduciaries for their investors, mutual fund managers, including Defendants, are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

21. Management companies, including Strong, make their profits from fees they charge the mutual funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. The timer understands this perfectly, and frequently offers the manager more assets in exchange for the right to time.

22. For example, in the period from 2000 to 2003, Canary entered into agreements with dozens of mutual fund families, including Defendants, allowing it to time many different mutual funds. Typically, Canary would agree with Defendants on target mutual funds to be timed – often international and equity funds offering time zone or liquidity arbitrage – and then

move the timing money quickly between those mutual funds and a resting place in a money market or similar fund in the same mutual fund family. By keeping the money – often many million dollars – in the family, Canary assured that Defendants would collect management and other fees on the amount whether it was in the target fund, the resting fund, or moving in between. In addition, Defendants would at times waive any applicable early redemption fee, thus directly depriving their mutual funds of money that would have partially reimbursed those funds for the impact of timing.

23. As an additional inducement for allowing the timing, Defendants often received "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of Defendants' financial vehicles (e.g., a bond fund or a hedge fund run by the manager) that assured a steady flow of fees to Defendants.

24. Hedge funds, such as Canary, realized tens of millions of dollars in profits as a result of these timing arrangements. In many cases these profits also reflect late trading, as the hedge funds would frequently negotiate a timing agreement with Defendants, and then proceed to late trade the target funds through Defendants or other intermediaries.

B. Strong's Allowance of Market Timing in Certain of Its Funds

25. Strong Capital is the advisor for the Strong family of mutual funds. Strong allowed hedge funds to time the market. For example, in October and November 2002, negotiations ensued for Strong to allow Canary to time its mutual funds in exchange for Canary's investment in a proprietary Strong hedge fund.

26. On November 26, 2002, an internal Strong e-mail documented the agreement reached with Canary:

> [Canary] will be opening a brokerage account . . . valued somewhere around $18 million dollars. The purpose of the brokerage account will be to trade mutual funds and trade on margin. [It] will be actively trading the

> mutual funds that [a Portfolio Manager] manages, but will not trade more than 1% of the total assets of the fund on any one day. . . . The client will also have substantial additional assets in other areas of Strong for Cash Management and Hedge Fund purposes.

The trading arrangement was also documented in more detail in a letter to Canary that day:

> • The following funds are available for your strategy;
> •Strong Growth 20 Fund
> •Strong Growth Fund
> •Advisor Mid Cap Growth Fund
> •Strong Large Cap Growth Fund
> •Strong Dividend Income Fund
> • If your assets are not invested in one of the above funds then these assets will reside in one of the Strong Money Markets.
> • You will need to be invested in any fund on the last day of the month if you are invested in that same fund on the first day of that same month.
> • All funds will be available for margin according to Reg T.
> • We will need trading instructions from you by 2:45 PM CST/3:45 PM EST on any day you wish to trade.
> • All positions are limited to 1% of the assets within the fund....

27. An e-mail the following day, November 27, 2002, shows that Strong alerted its transfer agent and clearing broker to the arrangement with Canary so that the trades would not be rejected for "flipping."

28. After several months of trading, Canary wrote to Strong on February 21, 2003: "We are prepared to make an investment in your hedge fund. We will also step up our allocation to your mutual funds to our full $18 MM if that is still ok."

29. Strong regularly provided Canary with detailed breakdowns of the portfolios of the target funds, allowing Canary to sell short the stocks that the portfolios contained. In contrast to its actions with respect to Canary and other hedge funds, Strong maintained a policy of identifying and barring timers from its funds. Under this policy, Strong identified market times as shareholders who (1) request an exchange out of a mutual fund within 30 days of an earlier exchange request; (2) exchange shares out of a mutual fund more than twice in a calendar quarter; (3) exchange shares equal to at least $5 million or more than 1% of a mutual fund's net

assets; or (4) otherwise seem to follow a timing pattern. Under the policy, Strong reserved the right to shut market timers down by refusing, changing, discontinuing or temporarily suspending account services, and/or rejecting exchange requests. Despite this policy, Strong allowed certain hedge funds, including Canary, to engage in timing without penalty.

V. CLASS ACTION ALLEGATIONS

30. Plaintiff brings this action as a class action on behalf of all holders of the mutual funds Strong Growth 20 Fund, Strong Growth Fund, Strong Advisor Mid Cap Growth Fund, Strong Large Cap Growth Fund, and Strong Dividend Income Fund, between November 26, 2002 and September 18, 2003 (except the Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants and those who have engaged in the wrongful activities described herein) and their successors in interest, who are or will be threatened with injury arising from Defendants' actions as more fully described herein (the "Class").

31. This action is brought and may be properly maintained as a Class Action pursuant to sec. 803.08, Stats., which provides that "[w]hen the question before the court is one of a common or general interest of many persons or when the parties are very numerous and it may be impracticable to bring them all before the court one or more may sue or defend for the benefit of the whole."

32. Defendants' market timing activities and consequent breach of fiduciary duties are questions of a common and general interest to all members of the Class, including the Plaintiff. The Class is very numerous as it numbers in the thousands, and it would be impracticable to bring all members of the Class before the Court. Finally, Plaintiff and his counsel are able to and will fairly represent the interests of the members of the Class.

FIRST CAUSE OF ACTION
(For Breach of Fiduciary Duty)

33. Plaintiff repeats and realleges all of the paragraphs set forth above.

34. As a mutual fund manager, investment advisor and financial services firm, the Strong Defendants owe fiduciary duties to their mutual fund customers.

35. By engaging in the wrongdoing alleged herein, Defendants have breached and are breaching their fiduciary duties owed to Plaintiff and the other members of the Class.

36. Defendants failed to act in the best interests of Plaintiff and members of the Class by engaging in the wrongful conduct complained of in this complaint.

37. Defendants' breach of their fiduciary duties was malicious towards the Plaintiff and the other members of the Class, or in intentional disregard of the rights of the Plaintiff and the other members of the Class.

38. Plaintiff and the other members of the Class have been injured by Defendants' wrongdoing. Indeed, because of Defendants' conduct alleged herein, the NAV of the shares of the Strong Mutual Funds was lower than it might have otherwise been.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment against Defendants as follows:

(1) Declaring this action to be a class action and certifying Plaintiff as the class representative and Plaintiff's counsel as class counsel;

(2) Enjoining, preliminarily and permanently, the unlawful conduct complained of herein;

(3) Directing that Defendants pay to Plaintiff and the other members of the Class all damages caused to them as a result of Defendants' unlawful conduct alleged;

(4) Directing a fair, independent and accurate accounting of all damages caused to Plaintiff and the Class as a result of Defendants' wrongful conduct alleged herein;

(5) Awarding Plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of Plaintiff's attorneys and experts;

(6) Awarding punitive damages in an amount to be established at trial; and

(7) Granting Plaintiff and the other members of the Class such other and further relief as may be just and proper.

JURY DEMAND

Plaintiff hereby demands a trial by jury.

Dated this 30th day of October, 2003

KOHNER MANN & KAILAS, S.C.

By: ______________________________
Robert L. Gegios
State Bar No. 1002906
William E. Fischer
State Bar No. 1045725
1572 East Capitol Drive
P.O. Box 11982
Milwaukee, Wisconsin 532-0982
Telephone: (414) 962-5110
Facsimile: (414) 962-8725

Of Counsel:

KAPLAN FOX & KILSHEIMER LLP
Frederic S. Fox
Joel B. Strauss
Christine M. Fox
805 Third Avenue, 22nd Floor
New York, NY 10022
Tel: (212) 687-1980
Fax: (212) 687-7714

-and-

KAPLAN FOX & KILSHEIMER LLP
Laurence D. King
555 Montgomery Street, Suite 1501
San Francisco, CA 94111
Tel: (415) 772-4700
Fax: (415) 772-4707

Attorneys for Plaintiff

Division of Investment Management:
Letter to Investment Company Institute

October 17, 2002

Craig Tyle
General Counsel
Investment Company Institute
1401 H Street, NW
Washington, DC 20005

Re: Disclosure by Funds Investing in Government Sponsored Enterprises

Dear Mr. Tyle:

The attention of the staff has been drawn to a matter that prompts the following observations we ask you to share with your membership.

Certain members of Congress and others have become concerned about mutual funds that invest in securities issued by the Federal Home Loan Mortgage Corporation ("Freddie Mac") and similar U.S. Government-sponsored entities such as the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Banks ("FHLBs").[1] Many investment companies, some using words like "federal" or "government"(or other words suggesting investment in U.S Government securities) in their names, invest in debt and mortgage-backed securities issued by Freddie Mac, Fannie Mae, and the FHLBs.[2] Despite the fact that these investments are disclosed in a fund's registration statement, many investors may not be aware that their funds have these securities in their portfolios, or they assume that such securities are backed by the full faith and credit of the United States Government. Many investors may not know that entities such as Freddie Mac, Fannie Mae, and FHLBs, although chartered or sponsored by Congress, are not funded by Congressional appropriations and that the debt and mortgage-backed securities issued by them are neither guaranteed nor insured by the United States Government.

We believe that investment companies that invest in securities issued by U.S. Government-sponsored entities should prominently disclose in their prospectuses that, although the issuer may be chartered or sponsored by Acts of Congress, their securities are neither issued nor guaranteed by the United States Treasury. In particular, a registrant whose name implies a policy of investing in U.S. Government securities should be especially careful in its prospectus to distinguish the various types of U.S. Government securities. The prospectus should clearly disclose whether the securities of an agency, instrumentality, or corporation are: (1) supported by the full faith and credit of the United States, (2) supported by the ability to borrow from the Treasury, (3) supported only by the credit of the issuing agency, instrumentality, or corporation, or (4) supported by the United States in some other way.

An investment company that as a principal investment strategy invests in such securities should place this disclosure in the Risk/Return Summary of the Prospectus (Item 2 of Form N-1A). An investment company that has a relatively long and detailed Risk/Return Summary due to the inclusion of disclosure required by Item 4 of Form N-1A must take care to give prominence to such disclosure at the beginning of the Risk/Return Summary. The risks pertaining to debt and mortgage-backed securities generally and to specific types of securities, such as "interest-only" and "principal-only" securities, of course, should also be clearly described in the prospectus.

We have found that some registrants have reduced the prominence of these important disclosures by relegating them to the Statement of Additional Information or truncating the disclosure in the prospectus to such an extent that they may be easily missed by investors. These registrants should expect staff comments seeking prospectus disclosure as discussed in the preceding paragraphs.

We thank you in advance for your cooperation and that of your membership on this matter. If your members have any questions concerning appropriate disclosure, those questions should be addressed to the branch in the Office of Disclosure and Review that has historically reviewed their filings.

Sincerely,

Paul F. Roye
Director

Endnotes

---

[1] Aaron Luchetti, *Bond Surprise: Say Hi to Fannie and Freddie --- Mortgage Titans' Debt Makes Up Huge Part of Portfolios Bearing No Hint in the Funds' Names*, Wall Street Journal, July 11, 2003, at C1 and Judith Burns, *U.S. Securities Funds May Get Limits on What They Can Hold*, Wall St. J., July 23, 2003 at D2. Ignites (online newsletter): *Big Funds Likely Reeling from Freddie Flop*, June 10, 2003; *Investors Waking Up to Funds' Freddie Stakes*, July 11, 2003; *'Government' Funds May Face Fannie/Freddie Limit*, July 23, 2003 at http//www.ignites.com. Patrick Barta, Jathon Sapsford and John D. McKinnon: *Woes of Financier of Mortgages Spur Concerns - Home Loan Bank of New York Takes a Mobile-Home Hit, Triggering Oversight Calls*, Wall St. Journal, September 26, 2003 at A1.

[2] We note that the definition of "government security" in Section 2(a)(16) of the Investment Company Act of 1940 (the "1940 Act") includes such securities and, thus, the use of "federal" or "government" in a fund's name would not be misleading for purposes of Section 35(d) of the 1940 Act if the fund invests, under normal circumstances, at least 80% of the value of its assets in investments suggested by the fund's name and otherwise

complies with Rule 35d-1 under the 1940 Act.

http://www.sec.gov/divisions/investment/guidance/tyle101703.htm

---

UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF NEW YORK

03 CV 8594

LORI WEINRIB, Individually and On Behalf of All Others Similarly Situated,

Plaintiffs,

vs.

STRONG FINANCIAL CORPORATION; STRONG CAPITAL MANAGEMENT, INC.; STRONG EQUITY FUNDS, INC., STRONG EQUITY FUNDS II INC., STRONG ASIA PACIFIC FUND, INC., STRONG BALANCED FUND, INC. (formerly known as STRONG BALANCED FUND INC. /WI/ AND STRONG ASSET ALLOCATION FUND, INC.), STRONG BALANCED STOCK FUND, INC. (formerly known as STRONG SCHAFER FUNDS, INC.), STRONG COMMON STOCK FUND, INC., STRONG CORPORATE BOND FUND, INC., STRONG DISCOVERY FUND, INC., STRONG EQUITY FUNDS II, INC. (formerly known as STRONG MULTI CAP VALUE FUND, INC. AND STRONG SCHAFER VALUE FUND, INC.); STRONG EQUITY FUNDS, INC., STRONG GOVERNMENT SECURITIES FUND, INC., STRONG HERITAGE RESERVE SERIES, INC., STRONG INCOME FUNDS II, INC. (formerly known as STRONG INSTITUTIONAL FUNDS, INC.), STRONG INCOME FUNDS, INC., STRONG INCOME TRUST, STRONG INTERNATIONAL INCOME FUNDS, INC., STRONG INTERNATIONAL EQUITY FUNDS, INC., STRONG LARGE CAP GROWTH FUND, INC., STRONG LIFE STAGE SERIES, INC., STRONG MONEY MARKET FUND, INC., STRONG MUNICIPAL BOND FUND, INC., STRONG MUNICIPAL FUNDS, INC., STRONG OPPORTUNITY FUND, INC., STRONG SHORT

[Caption Continues on Next Page]

CIVIL ACTION NO.

CLASS ACTION COMPLAINT

JURY TRIAL DEMANDED

FILED
U.S. DISTRICT COURT
2003 OCT 30 PM 3:49
S.D. OF N.Y.

TERM MUNICIPAL BOND FUND, INC. (collectively known as "STRONG REGISTRANTS"); EDWARD J. STERN; CANARY CAPITAL PARTNERS, LLC; CANARY INVESTMENT MANAGEMENT, LLC; CANARY CAPITAL PARTNERS, LTD.; and JOHN DOES 1-100,

Defendants.

Plaintiff alleges the following based upon the investigation of plaintiff's counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings as well as other regulatory filings and reports and advisories about the Strong Funds (as defined in the caption of this case, above), press releases, and media reports about the Strong Funds. Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a federal class action on behalf of a class consisting of all persons other than defendants who purchased or otherwise acquired shares or other ownership units of one or more of the mutual funds in the Strong family of funds (*i.e.*, the Strong Funds as defined below[1])

[1] The "Strong Funds" include, without limitation, the following funds: Strong Advisor Common Stock Fund, Strong Advisor Small Cap Value Fund, Strong Advisor U.S. Value Fund, Strong Advisor Bond Fund, Strong Advisor Short Duration Fund, Strong Advisor mid Cap Growth Fund, Strong Florida Municipal Money Market Fund, Strong Heritage Money Fund, Strong Money Market Fund, Strong Municipal Money Market Fund, Strong Tax-free Money Fund, Strong Ultra Short-term Income Fund, Strong Ultra Short-term Municipal Income Fund, Strong Balanced Fund, Strong Growth and Income Fund, Strong Index 500 Fund, Strong Opportunity Fund, Strong Blue Chip Fund, Strong Discovery Fund, Strong Endeavor Fund, Strong Enterprise Fund, Strong Growth Fund, Strong Growth 20 Fund, Strong Large Cap Growth Fund, Strong Large Company Growth Fund, Strong U.S. Emerging Growth Fund, Strong Corporate Bond Fund, Strong Corporate Income Fund, Strong Government Securities Fund, Strong High-yield Bond Fund, Strong Short-term Bond Fund, Strong Short-term High Yield

between October 1, 1998 and July 3, 2003, inclusive, and who were damaged thereby. Plaintiff seeks to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act") and the Investment Advisers Act of 1940 (the "Investment Advisers Act") (the "Class").

2. This action charges defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage defendants to the detriment of plaintiff and the other members of the Class. As part and parcel of defendants' unlawful conduct, the Fund Defendants, as defined below, in clear contravention of their fiduciary responsibilities, and disclosure obligations, failed to properly disclose that select favored customers were improperly allowed to "time" their mutual fund trades. Such timing, as more fully described herein, improperly allows an investor to trade in and out of a mutual fund to exploit short-term moves and inefficiencies in the manner in which the mutual funds price their shares.

JURISDICTION AND VENUE

3. This Court has jurisdiction over the subject matter of this action pursuant to § 27 of the Exchange Act of 1934 (15 U.S.C. § 78aa); Section 22 of the Securities Act (15 U.S.C. § 77v); Section 80b-14 of the Investment Advisers Act (15 U.S.C. § 80b-14); and 28 U.S.C. §§

Bond Fund, Strong Short-term Income Fund, Strong Asia Pacific Fund, Strong Overseas Fund, Strong Large Cap Core Fund, Strong Life Stage Series – Aggressive Portfolio, Strong Life Stage Series – Conservative Portfolio, Strong Life Stage Series Moderate Portfolio, Strong Multi Cap Value Fund, Strong High-yield Municipal Bond Fund, Strong Intermediate Municipal Bond Fund, Strong Minnesota Tax-free Fund, Strong Municipal Bond Fund, Strong Short-term High Yield Municipal Fund, Strong Short-term Municipal Bond Fund, Strong Wisconsin Tax-free Fund, Strong Energy Fund, Strong Technology 100 Fund, Strong Value Fund, Strong All Cap Value Fund, Strong Dividend Income Fund, Strong Dow 30 Value Fund, Strong mid Cap Disciplined Fund, Strong Small Company Value Fund, Strong Strategic Value Fund, Edvest SM, Oregon College Savings Plan SM, the Strong 529 Plan SM.

1331, 1337.

4. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District.

5. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

6. Plaintiff Lori Weinrib, as set forth in her certification, which is attached hereto and incorporated by reference herein, purchased units of the Strong Income Funds, Inc. High Yield Bond Fund (the "Strong Fund") during the Class Period and has been damaged thereby.

7. The Strong Fund purports to invest at least 80% of its assets in short- or intermediate-term bonds.

8. The Strong Fund is a fund in the family of Strong Funds as defined above.

9. Each of the Strong Funds, including the Strong Fund, is a mutual fund that is regulated by the Investment Company Act of 1940, that are managed by defendant Strong Capital Management, Inc. and that buy, hold, and sell shares or other ownership units that are subject to the misconduct alleged in this complaint.

10. Strong Financial Corporation is the ultimate parent of all of the Strong defendants. Through its subsidiaries, Strong Corporation markets, sponsors and provides investment

advisory, distribution and administrative services to mutual funds. Strong Corporation maintains its headquarters at 100 Heritage Reserve, Menomonee Falls, Wisconsin 53051.

11. Strong Capital Management, Inc. is registered as an investment adviser under the Investment Advisers Act and managed and advised the Strong Funds throughout the Class Period. During the Class Period, Strong Capital Management, Inc. had ultimate responsibility for overseeing the day-to-day management of the Strong Funds. Strong Capital Management is located at 100 Heritage Reserve, Menomonee Falls, Wisconsin 53051.

12. Each of the defendants collectively defined as the Strong Registrants in the above caption is the registrant and issuer of shares of one or more of the Strong Funds. Each of the Registrants is incorporated in Wisconsin.

13. Strong Financial Corporation, Strong Capital Management, Inc., and the Strong Registrants are referred to collectively herein as the "Fund Defendants."

14. Defendant Canary Capital Partners, LLC, is a New Jersey limited liability company with offices at 400 Plaza Drive, Secaucus, New Jersey. Canary Capital Partners, LLC, was an active participant in the unlawful scheme alleged herein.

15. Defendant Canary Investment Management, LLC, is a New Jersey limited liability company, with offices at 400 Plaza Drive, Secaucus, New Jersey. Canary Investment Management, LLC, was an active participant in the unlawful scheme alleged herein.

16. Defendant Canary Capital Partners, Ltd., is a Bermuda limited liability company. Canary Capital Partners, Ltd., was an active participant in the unlawful scheme alleged herein.

17. Defendant Edward J. Stern ("Stern") is a resident of New York, New York. Stern was the managing principal of Canary Capital Partners, LLC, Canary Capital Partners, Ltd., and

Canary Investment Management, LLC, and was an active participant in the unlawful scheme alleged herein.

18. Defendants Canary Capital Partners, LLC; Canary Capital Partners, Ltd.; Canary Investment Management, LLC; and Stern are collectively referred to herein as the "Canary Defendants."

19. The true names and capacities of defendants sued herein as John Does 1 through 100 are other active participants with the Fund Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such defendants were secretly permitted to engage in improper timing at the expense of ordinary Strong Funds investors, such as plaintiff and the other members of the Class, in exchange for which these John Doe defendants provided remuneration to the Fund Defendants. Plaintiff will seek to amend this complaint to state the true names and capacities of said defendants when they have been ascertained.

PLAINTIFF'S CLASS ACTION ALLEGATIONS

20. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who purchased, held, sold, or otherwise owned shares of Strong Funds, between October 1, 1998 and July 3, 2003, inclusive, and who were damaged thereby. Plaintiff and each of the Class members purchased and sold shares or other ownership units in Strong Funds pursuant to a registration statement and prospectus. The registration statements and prospectuses pursuant to which plaintiff purchased her units in the Strong Fund are referred to herein collectively as the "Prospectus." The registration statements and prospectuses pursuant to which plaintiff and the other Class members purchased their shares or other ownership units in the Strong Funds,

including the Strong Fund, are referred to collectively herein as the "Prospectuses." Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

21. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery, plaintiff believes that there are hundreds or thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the Strong Funds and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

22. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

23. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

24. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the federal securities laws were violated by defendants' acts as alleged herein;

(b) whether defendants breached fiduciary or other duties owed to the members of the Class;

©) whether statements made by defendants to the investing public during the Class Period misrepresented material facts about the Strong Funds; and

(d) to what extent the members of the Class have sustained damages and the proper measure of damages.

25. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

Introduction: The Double Standard for Privileged Investors

26. Mutual funds are meant to be long-term investments and are therefore the favored savings vehicles for many Americans' retirement and college funds. The Strong Funds were no exception; the Strong Funds' website states:.

> As a privately held financial services firm, our sole focus is on long-term investing that benefits our clients. With a fiercely independent, entrepreneurial approach to investing, we visit companies in which we invest to conduct our own brand of intensive, hands-on research.

27. However, unbeknownst to investors, from at least as early as October 1, 1998 and until July 3, 2003, inclusive, defendants engaged in fraudulent and wrongful schemes that enabled certain favored investors to reap many millions of dollars in profit, at the expense of plaintiff and other members of the class, through undisclosed, timed trading. In exchange for

allowing and facilitating this improper conduct, the Fund Defendants received substantial fees and other remuneration for themselves and their affiliates to the detriment of plaintiff and other members of the Class who knew nothing of these illicit arrangements. Specifically, defendant Strong Capital Management, Inc., as manager of the Strong Funds, and each of the relevant fund managers, profited from fees Strong Capital Management charged to the Strong Funds that were measured as a percentage of the fees under management. In exchange for the right to engage in timing, which hurt plaintiff and other Class members, by artificially and materially negatively affecting the value of the Strong Funds, the Canary Defendants, and the John Doe Defendants, agreed to park substantial assets in the Funds, thereby increasing the assets under Strong Funds' management and the fees paid to Strong Funds' managers. The assets parked in the Strong Funds in exchange for the right to engage in timing have been referred to as "sticky assets." Furthermore, the Canary Defendants secretly disguised additional, improper compensation to the Fund Defendants as interest payments on monies loaned by the Fund Defendants to the Canary Defendants for the purpose of financing the illegal scheme. The synergy between the Fund Defendants and the Canary Defendants hinged on ordinary investors' misplaced trust in the integrity of mutual fund companies and allowed defendants to profit handsomely at the expense of plaintiff and other members of the Class.

Secretly Timed Trading at the Expense of Plaintiff and Other Members of the Class

28. "Timing" is an arbitrage strategy involving short-term trading that can be used to profit from mutual funds' use of "stale" prices to calculate the value of securities held in the funds' portfolio. These prices are "stale" because they do not reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that

holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at 4 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV would not reflect the true current market value of the stocks the fund holds. This and similar strategies are known as "time zone arbitrage."

29. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the Strong Funds' underlying securities may not have traded for hours before the New York closing time can render the fund's NAV stale and thus open it to being timed. This is sometimes known as "liquidity arbitrage."

30. Effective timing captures an arbitrage profit that comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days – as Canary also did – the arbitrage similarly has the effect of making the next day's NAV lower than it would otherwise have been,

thus magnifying the losses that investors are experiencing in a declining market.

31. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term

investors. Trades necessitated by timer redemptions can also result in the realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

32. It is widely acknowledged that timing inures to the detriment of long-term mutual fund shareholders and, because of this detrimental effect, the Prospectuses stated that timing is monitored and that the Fund Defendants work to prevent it. These statements were materially false and misleading because, not only did the Fund Defendants allow the Canary and John Doe Defendants to time their trades, but, in the case of the Canary Defendants, they also provided a trading platform, provided the Canary Defendants proprietary information about the stocks held in the Strong Funds, and actively facilitated the timing arbitrage strategy and sought to profit and did profit from it.

Defendants' Fraudulent Scheme

33. On September 3, 2003, New York Attorney General Eliot Spitzer filed a complaint charging fraud, amongst other violations, of laws in connection with the fraudulent and manipulative practices charged herein (the "Spitzer Complaint") and exposing the fraudulent and manipulative practices charged here with the particularity that had resulted from a confidential full-scale investigation. The Spitzer Complaint, alleged, with regard to the misconduct alleged herein, as follows, among other things:

> Canary met with Strong representatives on October 16, 2002, asked for permission to time their mutual funds, and at the same time offered to invest in a proprietary Strong hedge fund. (Strong 00924). After agreeing which funds Canary would be allowed to time Strong provided Canary with the September month-end portfolio holdings of the target funds on November 13. (Strong 0503)

34. The Spitzer Complaint further alleged that the Canary Defendants' trading arrangement with the Strong Funds was memorialized in a letter sent by representatives of the Strong Funds to Canary on the same day, November 26, 2002, which stated:

> - The following funds are available for your strategy:
>   - Strong Growth 20 Fund
>   - Strong Growth Fund
>   - Advisor Mid Cap Growth Fund
>   - Strong Large Cap Growth Fund
>   - Strong Dividend Income Fund
>   - If your assets are not invested in one of the above funds then these assets will reside in one of the Strong Money Markets.
>   - You will not need to be invested in any fund on the last day of the month if you are invested in that same fund on the first day of that same month.
>   - All funds will be available for margin according to Reg T.
>   - We will need trading instructions from you by 2:45 PM CST/3:45 PM EST on any day you wish to trade.
>   - All positions are limited to 1% of the assets within the fund
>
>   . . . .
>
> (CC 000013) An email the following day shows Strong alerting its transfer agent and clearing broker to the arrangement with Canary so that the trades would not be rejected for "flipping" (Strong 0748).

35. As alleged in the Spitzer Complaint, the Canary Defendants entered into agreements with numerous other mutual fund families allowing them to time many different mutual funds. Typically, the Canary Defendants would agree with the fund manager on target funds to be timed – often international and equity funds offering time zone or liquidity arbitrage – and then move the timing money quickly between those funds and a resting place in a money market or similar fund in the same fund family. By keeping the money – often many millions of dollars – in the family, Canary assured the manager that he or she would collect management and other fees on the amount whether it was in the target fund, the resting fund or moving in

between. In addition, sometimes the manager would waive any applicable redemption fees. By doing so, the manager could, and did, directly deprive the fund of money that would have partially reimbursed the fund for the impact of trading.

36. As alleged in the Spitzer Complaint, Strong regularly provided Canary with detailed breakdowns of the portfolios of the target funds. (Strong 0503-564). These allowed Canary to sell short the stocks that the portfolios contained. The Canary Defendants wrongfully profited from the inside, non-public information which Strong Capital Management provided to them as favored investors, to the detriment of ordinary investors who were damaged thereby.

37. As an additional inducement for allowing the timing, fund managers often received "sticky assets." As set forth above, these were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the fund manager's financial vehicles (*e.g.* a bond fund or a hedge fund run by the manager) that assured a steady flow of fees to the fund managers. In the case of the Canary Defendants' allocation of "sticky assets" to the Strong Funds, the Spitzer Complaint set forth various correspondence from Canary evidencing this wrongful conduct:

After several months of trading, Canary wrote Strong on February 21, 2003:

> We are prepared to make an investment in your hedge fund. We will also step up our allocation to your mutual funds to our full $18 MM if that is still ok.
>
> (Strong 0495)
>
> * * *
>
> Hey we are going to be doubling up our mutual fund positions in a week or two. Some time shortly thereafter, we will double up on our hedge fund position.

(Strong 0751)

38. On September 4, 2003, *The Wall Street Journal* reported that the Canary Defendants had settled the charges against them, agreeing to pay a $10 million fine and $30 million in restitution:

> Edward Stern . . . finds himself at the center of a sweeping investigation into the mutual-fund industry after paying $40 million to settle charges of illegal trading made by the New York State Attorney General's Office. According to the settlement, Mr. Stern's hedge fund, called Canary Capital Partners LLC, allegedly obtained special trading opportunities with leading mutual-fund families – including Bank of America Corp's Nations Funds, Bank One Corp., Janus Capital Group Inc. and Strong Financial Corp – by promising to make substantial investments in various funds managed by these institutions.

39. On September 5, 2003, *The Wall Street Journal* reported that the New York Attorney General's Office had subpoenaed "a large number of hedge funds" and mutual funds as part of its investigation, "underscoring concern among investors that the improper trading of mutual-fund shares could be widespread" and that the SEC, joining the investigation, plans to send letters to mutual funds holding about 75% of assets under management in the U.S. to inquire about their practices with respect to market-timing and fund-trading practices.

40. On September 5, 2003, the trade publication, *Morningstar* reported: "Already this is the biggest scandal to hit the industry, and it may grow. Spitzer says more companies will be accused in the coming weeks. Thus, investors, and fund-company executives alike are looking at some uneasy times."

The Prospectuses, Including the Strong Fund Prospectus, <u>Were Materially False and Misleading</u>

41. Plaintiff and each member of the Class were entitled to receive, and did receive, one of the Prospectuses, each of which contained substantially the same materially false and misleading statements regarding the Strong Funds' policies on timed trading, and acquired shares pursuant to one or more of the Prospectuses.

42. The Prospectuses falsely stated that Strong Capital Management actively safeguards shareholders from the harmful effects of timing. For example, in language that typically appeared in the Prospectuses, the May 1, 2003 Prospectus for the Strong International Funds acknowledged that "market timing" trades are harmful to shareholders and represented that the Strong Funds deter such practice by actively monitoring the respective Funds' trading and identifying market-timers by the following criteria:

> **Market Timers**
>
> The Funds will consider the following factors to identify market timers: shareholders who (1) have requested an exchange out of a Fund within 30 days of an earlier exchange request; (2) have exchanged shares out of a Fund more than twice in a calendar quarter; (3) have exchanged shares equal to at least $5 million or more than 1% of a Fund's net assets; or (4) otherwise seem to follow a timing pattern. Shares under common ownership or control are combined for purposes of these factors.

Further, the Prospectuses typically stated the following:

> We reserve the right to:
>
> - Refuse, change, discontinue, or temporarily suspend account services, including purchase, exchange, or telephone, facsimile, and online account redemption privileges, for any reason.

- Reject any purchase request for any reason, including exchanges from other Strong Funds. *Generally, we do this if the purchase or exchange is disruptive to the efficient management of a fund (due to the timing of the investment or an investor's history of excessive trading).* [Emphasis added.]

43. In an effort to discourage frequent trading, mutual funds typically impose penalties on shareholders deemed to be engaged in timing and other harmful activities. The Prospectuses typically contained the following warning:

> **Early Redemption Fee**
>
> Each Fund can experience substantial price fluctuations and is intended for long-term investors. *Short-term "market timers" engage in frequent purchases and redemptions that can disrupt the Fund's investment program and create additional transaction costs that are borne by all shareholders. For these reasons, the Fund assesses a 1.00% fee,* based on the redeemed shares' market value, on redemptions (including exchanges) of Fund shares held for less than 15 calendar days. Redemption fees will be paid to the Fund. [Emphasis added.]

44. The Prospectuses failed to disclose and misrepresented the following material and adverse facts:

(a) that defendants had entered into an agreement allowing the Canary Defendants and John Doe Defendants to time their trading of the Strong Funds shares;

(b) that, pursuant to that agreement, Canary and other favored investors regularly timed their trading in Strong Funds' shares;

©) that, contrary to the express representations in the Prospectuses, the Strong Funds enforced their policy against frequent traders selectively, i.e., they did not enforce it against Canary and waived the redemption fees, at the expense of ordinary Strong Funds investors, that the Canary Defendants should have been required to pay, pursuant to stated Strong Funds' policies;

(d) that the Fund Defendants regularly allowed Canary and other favored investors to engage in trades that were disruptive to the efficient management of the Strong Funds and/or increased the Strong Funds' costs and thereby reduced the Strong Funds' actual performance;

(e) that the amount of compensation paid by the Strong Funds to Strong Capital Management because of the Strong Funds' secret agreement with Canary and others provided additional undisclosed compensation to Strong Capital Management by the Strong Funds and their respective shareholders, including plaintiff and other members of the Class. Defendants' Scheme and Fraudulent Course of Business; and

(f) that the NAV of shares held or sold by class members was reduced by the dilution attributable to these timed trades

45. Each defendant is liable for (I) making false statements, or for failing to disclose adverse facts while selling shares of the Strong Funds, and/or (ii) participating in a scheme or a course of business that operated as a fraud or deceit on purchasers of the Strong Funds shares during the Class Period (the "Wrongful Conduct"). This Wrongful Conduct enabled defendants to profit at the expense of plaintiff and other Class members.

46. As alleged herein, defendants knew that the public documents and statements issued or disseminated in the name of the Strong Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. As set forth elsewhere herein in detail, defendants, by virtue of their receipt of information reflecting the true facts regarding Strong Funds, their control over, and/or receipt and/or modification of Strong Funds' allegedly materially misleading misstatements and/or their associations with the Strong Funds which made them privy to confidential proprietary information concerning the Strong

Funds, participated in the fraudulent scheme alleged herein.

47. Additionally, the Fund Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the Fund Defendants, among other things, received increased management fees from "sticky assets" and other hidden compensation paid in the form of inflated interest payments on Strong Capital loans to the Canary and John Doe Defendants. The following email from a Strong representative concerning the trading arrangement that enabled the Canary Defendants to time their transactions in Strong Funds, demonstrates that defendants were well aware that the practice was wide spread and prohibited, but were unwilling to end it because it was profitable for them:

> [Canary] will be opening a brokerage account . . . valued somewhere around $18 million dollars. The purpose of the brokerage account will be to trade mutual funds and trade on margin. [It] will be actively trading the mutual funds that [a Portfolio Manager] manage, but will not trade more than 1% of the total assets of the fund on any one day. . . . The client will also have substantial additional assets in other areas of Strong for Cash Management and Hedge Fund purposes.

48. The Canary Defendants and John Doe Defendants were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

VIOLATIONS OF THE SECURITIES ACT

FIRST CLAIM

Against the Strong Registrants For Violations of Section 11 Of The Securities Act

49. Plaintiff repeats and realleges each and every allegation contained above as if fully

set fort herein, except that, for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

50. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the plaintiff and other members of the Class against the Strong Registrants.

51. The Strong Registrants are the registrant for the fund shares sold to plaintiff and the other members of the Class and are statutorily liable under Section 11. The Strong Registrants issued, caused to be issued and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

52. Plaintiff was provided with the Strong Prospectus and, similarly, prior to purchasing units of each of the other Strong Funds, all Class members likewise received the appropriate prospectus. Plaintiff and other Class members purchased shares of the Strong Funds traceable to the relevant false and misleading Prospectuses and were damaged thereby.

53. As set forth herein, the statements contained in the Prospectuses, when they became effective, were materially false and misleading for a number of reasons, including that they stated that it was the practice of the Strong Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, and that the trading price was determined as of 4 p.m. each trading day with respect to all investors when, in fact, Canary and other select investors (the John Does named as defendants herein) were allowed to engage in timed trading. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts:

(a) that defendants had entered into an unlawful agreement allowing Canary to time its trading of the Strong Funds' shares;

(b) that, pursuant to that agreement, Canary regularly timed the Strong Funds shares;

©) that, contrary to the express representations in the Prospectuses, the Strong Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against Canary or the John Doe Defendants;

(d) that the Fund Defendants regularly allowed Canary to engage in trades that were disruptive to the efficient management of the Strong Funds and/or increased the Strong Funds' costs and thereby reduced the Strong Funds' actual performance; and

(e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Fund Defendants, Canary Defendants and John Doe Defendants benefitted financially at the expense of Strong Funds' investors including plaintiff and other members of the Class.

54. At the time they purchased the Strong Funds shares traceable to the defective Prospectuses, plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not reasonably have possessed such knowledge. This claim was brought within the applicable statute of limitations.

SECOND CLAIM

Against Strong Financial Corporation and Strong Capital Management, Inc. as Control <u>Persons of the Strong Registrants For Violations of Section 15 of the Securities Act</u>

55. Plaintiff repeats and realleges each and every allegation contained above, except that for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional reckless misconduct and otherwise incorporates the allegations contained above.

56. This Claim is brought pursuant to Section 15 of the Securities Act against Strong

Financial Corporation and Strong Capital Management, Inc. each as a control persons of the Strong Registrants. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the Strong Funds' public filings, press releases and other publications are the collective actions of Strong Financial Corporation and Strong Capital Management, Inc.

57. The Strong Registrants are liable under Section 11 of the Securities Act as set forth herein.

58. Each of Strong Financial Corporation and Strong Capital Management was a "control person" of the Strong Registrants within the meaning of Section 15 of the Securities Act, by virtue of its position of operational control and/or ownership. At the time plaintiff and other members of the Class purchased shares of the Strong Funds – by virtue of their positions of control and authority over the Strong Registrants – Strong Financial Corporation and Strong Capital Management, Inc. directly and indirectly, had the power and authority, and exercised the same, to cause the Strong Registrants to engage in the wrongful conduct complained of herein. Strong Financial Corporation and Strong Capital Management, Inc. issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

59. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Strong Financial Corporation and Strong Capital Management, Inc. are liable to plaintiff and the other members of the Class for the Strong Registrant's primary violations of Section 11 of the Securities Act.

60. By virtue of the foregoing, plaintiff and the other members of the Class are entitled to damages against Strong Financial Corporation and Strong Capital Management, Inc.

VIOLATIONS OF THE INVESTMENT ADVISERS ACT

THIRD CLAIM

For Violations of Section 206 of The Investment Advisers Act of 1940 Against Strong Capital Management, Inc. [15 U.S.C. §80b-6 and 15 U.S.C. §80b-15]

61. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

62. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

63. Strong Capital Management served as an "investment adviser" to plaintiff and other members of the Class pursuant to the Investment Advisers Act.

64. As a fiduciary pursuant to the Investment Advisers Act, Strong Capital Management, Inc. was required to serve plaintiff and other members of the Class in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

65. During the Class Period, Strong Capital Management, Inc. breached its fiduciary duties owed to plaintiff and the other members of the Class by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which they knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon plaintiff and other members of the Class. As detailed above, Strong Capital Management, Inc. allowed the Canary and John Doe Defendants to secretly engage in timed trading of the Strong Funds shares. The purposes and effect of said scheme, practice and course of conduct was to enrich Strong Capital Management, Inc., among other defendants, at the

expense of plaintiff and other members of the Class.

66. Strong Capital Management, Inc. breached its fiduciary duty owed to plaintiff and the Class members by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon plaintiff and the Class members.

67. Strong Capital Management, Inc. is liable as a direct participant in the wrongs complained of herein. Strong Capital Management, Inc., because of its position of authority and control over the Strong Registrants was able to and did: (1) control the content of the Prospectuses; and (2) control the operations of the Strong Funds.

68. Strong Capital Management, Inc. had a duty to (1) disseminate accurate and truthful information with respect to the Strong Funds; and (2) to truthfully and uniformly act in accordance with its stated policies and fiduciary responsibilities to plaintiff and members of the Class. Strong Capital Management, Inc. participated in the wrongdoing complained of herein in order to prevent plaintiff and other members of the Class from knowing of Strong Capital Management, Inc.'s breaches of fiduciary duties including: (1) increasing its profitability at plaintiff's other members of the Class' expense by allowing Canary and the John Doe Defendants to secretly time the Strong Funds shares; and (2) placing its interests ahead of the interests of plaintiff and other members of the Class.

69. As a result of Strong Capital Management, Inc.'s multiple breaches of its fiduciary duties owed plaintiff and other members of the Class, plaintiff and other Class members were damaged.

70. Plaintiff and other Class members are entitled to rescission of their investments

with Strong Capital Management, Inc. and recover all fees paid in connection with their investment.

FOURTH CLAIM

Against Canary Defendants and Doe Defendants 1-100 for Disgorgement and Injunctive Relief

71. The Canary Defendants and Doe Defendants 1-100 each profited at Plaintiffs' expense through the illicit trades described above.

72. These profits are ill-gotten gains which rightfully belong to Plaintiffs and the class, and should be disgorged, and were obtained through knowing violation of prohibitions contained in the Prospectuses. The gains received by the Canary Defendants and Doe Defendants were taken directly, dollar-for-dollar, from plaintiffs; the Canary Defendants and Doe Defendants benefitted from the receipt of these monies; and under principles of equity and good conscience, the Canary Defendants and Doe Defendants should not be permitted to retain such monies.

73. The Canary Defendants and the Doe Defendants should be enjoined from engaging in or otherwise further conducting timing or other harmful trading of the Strong Funds.

VIOLATIONS OF THE EXCHANGE ACT

APPLICABILITY OF PRESUMPTION OF RELIANCE: FRAUD–ON–THE–MARKET DOCTRINE

71. At all relevant times, the market for Strong Funds was an efficient market for the following reasons, among others:

(a) The Strong Funds met the requirements for listing, and was listed and actively bought and sold through a highly efficient and automated market;

(b) As a regulated entities, periodic public reports concerning Strong Funds were regularly filed with the SEC;

(c) Persons associated with Strong Funds regularly communicated with public investors via established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide--ranging public disclosures, such as communications with the financial press and other similar reporting services;

(d) The Strong Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace; and

(e) The Strong Funds were purchased and sold by members of the Class on the basis of the daily NAV of the respective Funds.

72. As a result of the foregoing, the market for Strong Funds promptly digested current information regarding Strong Funds from all publicly available sources and reflected such information in the respective the Strong Funds' NAV. Investors who purchased or otherwise acquired shares or interests in Strong Funds relied on the integrity of the market for such securities. Under these circumstances, all purchasers of Strong Funds during the Class Period suffered similar injury through their purchase or acquisition, or sale of Strong Funds' securities at distorted prices that did not reflect the risks and costs of the continuing course of conduct alleged herein, and a presumption of reliance applies.

FIFTH CLAIM

Violation of Section 10(b) Of The Exchange Act Against and Rule 10b–5 Against All Defendants

73. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

74. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including plaintiff and the other Class members, as alleged herein and cause plaintiff and other members of the Class to purchase and sell Strong Funds' shares or interests at distorted prices and otherwise suffered damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

75. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of Strong Funds' securities, including plaintiff and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated Strong Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

76. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the Strong Funds'

operations, as specified herein.

77. These defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed and late trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon plaintiff and members of the Class.

78. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

79. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of Strong Funds' securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Fund Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, plaintiff and the other members of the Class acquired the shares or interests in Strong Funds during the Class Period at distorted prices and were damaged thereby.

80. At the time of said misrepresentations and omissions, plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had plaintiff and the other members of the Class and the marketplace known of the truth concerning the Strong Funds'

operations, which were not disclosed by defendants, plaintiff and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid or sold them at prices which were depressed due to defendants' conduct.

81. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

82. As a direct and proximate result of defendants' wrongful conduct, plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of Strong Funds' shares during the Class Period.

SIXTH CLAIM

Against Strong Financial Corp. and Strong Capital Management, Inc. For Violations of Section 20(a) of the Exchange Act

83. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

84. This Claim is brought pursuant to Section 20(a) of the Exchange Act against Strong Financial Corp., as a control person of Strong Capital Management, Inc. and the Strong Registrants and Strong Capital Management, Inc. as a control person of the Strong Registrants.

85. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the Strong Funds' public filings, press releases and other publications are the collective actions of Strong Financial Corp. and Strong Capital Management, Inc.

86. Each of Strong Financial Corp. and Strong Capital Management, Inc acted as controlling persons of the Strong Registrants within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management

control of the Strong Registrants businesses and systematic involvement in the fraudulent scheme alleged herein, Strong Financial Corp. and Strong Capital Management each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the Strong Registrants, including the content and dissemination of the various statements which plaintiff contends are false and misleading. Strong Financial Corp. and Strong Capital Management had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

87. In particular, each of Strong Financial Corp. and Strong Capital Management had direct and supervisory involvement in the operations of the Strong Registrants and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

88. As set forth above, Strong Capital Management and the Strong Registrants each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons thereof, Strong Financial Corp. and Strong Capital Management are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, plaintiff and other members of the Class suffered damages in connection with their purchases of Strong Funds' securities during the Class Period.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for relief and judgment, as follows:

(a) determining that this action is a proper class action and appointing plaintiff as Lead Plaintiff and his counsel as Lead Counsel for the Class and certifying him as class representative under Rule 23 of the Federal Rules of Civil Procedure;

(b) awarding compensatory damages in favor of plaintiff and other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

©) awarding plaintiff and other members of the Class rescission of their contracts with Strong Capital Management, Inc., including recovery of all fees which would otherwise apply, and recovery of all fees paid to Strong Capital Management, Inc. pursuant to such agreements;

(d) causing the Fund Defendants to account for wrongfully gotten gains, profits and compensation and to make restitution of same and disgorge them;

(e) awarding plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

(f) such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: October 30, 2003

COHEN, MILSTEIN, HAUSFELD & TOLL, P.L.L.C.

By [signature]
Catherine A. Torell (CT-0905)
150 East 52nd Street, 30th Floor
New York, New York 10022
Telephone: (212) 838-7797
Facsimile: (212) 838-7745

Herbert E. Milstein
Steven J. Toll
Daniel S. Sommers
Joshua S. Devore
COHEN, MILSTEIN, HAUSFELD & TOLL, P.L.L.C.
1100 New York Avenue, N.W.
West Tower, Suite 500
Washington, D.C. 20005

Telephone: (202) 408-4600
Facsimile: (202) 408-4699

Attorneys for Plaintiff

CERTIFICATION OF PLAINTIFF
PURSUANT TO FEDERAL SECURITIES LAWS

I, Lori Weinrib, ("Plaintiff") declare, as to the claims asserted under the federal securities laws, that:

1. I have reviewed the class action complaint asserting securities claims against Alliance Capital Management and other related entities and wish to join as a plaintiff.

2. Plaintiff did not purchase the security that is the subject of this action at the direction of plaintiff's counsel or in order to participate in this private action.

3. Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary.

4. My transactions in AllianceBernstein Americas Government Income Trust Class A and B (ANAGX, ANABX) during the Class Period were as follows:

Date	Transaction	No. of Shares	Price Per Share

SEE ATTACHED

5. During the three years prior to the date of this Certificate, Plaintiff has not sought to serve or served as a representative party for a class in the following actions under the federal securities laws except as follows:

Janus Mutual Funds litigation

Strong Mutual Funds litigation

6. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the court.

I declare under penalty of perjury that the foregoing is true and correct.

Executed this 28 day of Oct, 2003.

Lori Weinrib

FWR | FINANCIAL CONSULTANTS | 11:29 10/13/03 PG 1
SECURITY DETAIL | COB 10/11/03
FC:5082

ACCT: 804-37120 LORI WEINRIB
DESC: ALLIANCE BERNSTN AMERICA SYM: ANABX QRQ: SEC NO: 979M0
GOVT INCOME TRUST CL B CURR POS: 18 MKT VAL: 133.74
CURR PX: 7.4300 STRATEGY: TECH:

DATE	TYPE SOL	QTY	PRICE	NET AMOUNT	COMMENT
08/21/03	JE	1	.0000	0	
11/21/02	JE	1	.0000	0	
02/21/02	JE	1	.0000	0	
06/21/01	JE	1	.0000	0	
09/21/00	JE	1	.0000	0	
01/04/00	AIDB	13	7.2600	94	
01/03/00	JE	4,044C	.0000	0	
12/22/99	AIDB	36	7.3100	264	
11/23/99	AIDB	35	7.3500	261	
11/23/99	JE	1	.0000	0	
10/22/99	AIDB	36	7.1200	259	
09/22/99	AIDB	35	7.3100	257	
09/22/99	JE	1	.0000	0	
08/24/99	AIDB	35	7.1800	254	
07/22/99	AIDB	39	7.3300	286	
06/22/99	AIDB	38	7.4400	284	
05/24/99	AIDB	37	7.5400	281	
05/24/99	JE	1	.0000	0	
04/22/99	AIDB	35	7.8400	278	
03/23/99	AIDB	36	7.5900	275	
03/23/99	JE	1	.0000	0	
02/23/99	AIDB	36	7.5000	273	
01/22/99	AIDB	24	7.4100	175	
01/05/99	AIDB	12	7.6100	95	
12/23/98	AIDB	36	7.6100	267	
11/25/98	AIDB	34	7.5900	265	
10/22/98	AIDB	36	7.4600	262	
09/22/98	AIDB	37	7.0400	259	
08/24/98	AIDB	34	7.4500	257	
07/22/98	AIDB	32	7.9700	254	
06/23/98	AIDB	32	7.9000	252	
05/22/98	AIDB	31	7.9700	250	

FOR INFORMATION PURPOSES ONLY - ACCOUNT STATEMENT IS OFFICIAL RECORD.
THIS INFO MUST NOT BE USED IN PLACE OF THE MERRILL LYNCH TAX REPORTING
STATEMENT FOR TAX INFORMATION.

<MORE>

We are providing the above information as you requested. However, we consider your monthly statements to be the official document of all transactions.

We are providing the above information as you requested. However, we consider your monthly statements to be the official document of all transactions.

FWR FINANCIAL CONSULTANTS 11:27 10/13/03 PG 2
SECURITY DETAIL COB 10/10/03
FC:5082

ACCT: 804-37120 LORI WEINRIB
DESC: ALLIANCE BERNSTN AMERICA SYM: ANAGX QRQ: SEC NO: 979L9
GOVT INCOME TRUST CL A CURR POS: 5,801 MKT VAL: 43,101.43
CURR PX: 7.4300 STRATEGY: TECH:

DATE	TYPE SOL	QTY	PRICE	NET AMOUNT	COMMENT
02/21/02	AIDB	43	7.1100	306	
01/22/02	AIDB	27	7.1100	196	
01/22/02	JE	1	.0000	0	
01/02/02	AIDB	15	6.9900	107	
12/21/01	AIDB	42	7.0000	300	
12/21/01	JE	1	.0000	0	
11/21/01	AIDB	42	7.0900	298	
10/22/01	AIDB	38	7.6100	295	
10/22/01	JE	1	.0000	0	
09/21/01	AIDB	39	7.3400	293	
09/21/01	JE	1	.0000	0	
08/21/01	AIDB	38	7.6300	291	
07/26/01	AIDB	38	7.5300	288	
07/26/01	JE	1	.0000	0	
06/21/01	AIDB	36	7.8300	286	
05/21/01	AIDB	36	7.7000	284	
05/21/01	JE	1	.0000	0	
04/23/01	AIDB	38	7.3800	282	
04/23/01	JE	1	.0000	0	
03/21/01	AIDB	36	7.6300	279	
02/21/01	AIDB	39	7.6900	300	
01/22/01	AIDB	25	7.7100	192	
01/02/01	AIDB	13	7.6900	105	
01/02/01	JE	1	.0000	0	
12/21/00	AIDB	38	7.7200	295	
11/22/00	AIDB	39	7.4600	292	
11/22/00	JE	1	.0000	0	
10/23/00	AIDB	38	7.4700	290	
10/23/00	JE	1	.0000	0	
09/21/00	AIDB	38	7.4800	287	
08/21/00	AIDB	37	7.5900	285	
08/21/00	JE	1	.0000	0	

FOR INFORMATION PURPOSES ONLY - ACCOUNT STATEMENT IS OFFICIAL RECORD
THIS INFO MUST NOT BE USED IN PLACE OF THE MERRILL LYNCH TAX REPORTING
STATEMENT FOR TAX INFORMATION.

<MORE>

We are providing the above information as you requested. However, we consider your monthly statements to be the official document of all transactions.

FWR

11:27 10/13/03 PG 3

FINANCIAL CONSULTANTS
SECURITY DETAIL

COB 10/10/03
FC:5082

ACCT: 804-37120 LORI WEINRIB

DESC: ALLIANCE BERNSTN AMERICA SYM: ANAGX QRQ: SEC NO: 979L9
GOVT INCOME TRUST CL A CURR POS: 5,801 MKT VAL: 43,101.43
CURR PX: 7.4300 STRATEGY: TECH:

DATE	TYPE	SOL	QTY	PRICE	NET AMOUNT	COMMENT
07/21/00	AIDB		39	7.5500	299	
06/21/00	AIDB		40	7.3600	296	
06/21/00	JE		1	.0000	0	
05/26/00	AIDB		41	7.1200	293	
04/25/00	AIDB		38	7.5700	291	
03/22/00	AIDB		38	7.5800	288	
02/23/00	AIDB		38	7.4300	285	
02/23/00	JE		1	.0000	0	
01/24/00	AIDB		25	7.2200	183	
01/03/00	JE		4,055	.0000	0	

TOTAL BUYS		TOTAL DEBITS	
TOTAL SELLS		TOTAL CREDITS	5,801

FOR INFORMATION PURPOSES ONLY - ACCOUNT STATEMENT IS OFFICIAL RECORD
THIS INFO MUST NOT BE USED IN PLACE OF THE MERRILL LYNCH TAX REPORTING
STATEMENT FOR TAX INFORMATION.

<END>

We are providing the above information as you requested. However, we consider your monthly statements to be the official document of all transactions.

11:27 10/13/03 PG 1

FWR FINANCIAL CONSULTANTS COB 10/10/03

SECURITY DETAIL FC:5082

ACCT: 804-37120 LORI WEINRIB

DESC: ALLIANCE BERNSTN AMERICA SYM: ANAGX QRQ: SEC NO: 979L9

GOVT INCOME TRUST CL A CURR POS: 5,801 MKT VAL: 43,101.43

CURR PX: 7.4300 STRATEGY: TECH:

DATE	TYPE	SOL	QTY	PRICE	NET AMOUNT	COMMENT
09/22/03	AIDB		37	7.4900	281	
08/21/03	AIDB		38	7.2800	280	
08/21/03	JE		1	.0000	0	
07/21/03	AIDB		37	7.4600	278	
06/23/03	AIDB		35	7.7700	276	
05/21/03	AIDB		35	7.6800	274	
05/21/03	JE		1	.0000	0	
04/21/03	AIDB		37	7.2600	272	
04/21/03	JE		1	.0000	0	
03/21/03	AIDB		38	7.0300	270	
02/21/03	AIDB		38	6.9900	269	
02/21/03	JE		1	.0000	0	
01/21/03	AIDB		24	6.9700	172	
01/21/03	JE		1	.0000	0	
01/02/03	AIDB		13	7.0500	94	
12/23/02	AIDB		37	7.0500	265	
12/23/02	JE		1	.0000	0	
11/21/02	AIDB		38	6.9000	263	
10/21/02	AIDB		38	6.7400	261	
10/21/02	JE		1	.0000	0	
09/23/02	AIDB		37	6.8400	259	
09/23/02	JE		1	.0000	0	
08/21/02	AIDB		37	6.8400	257	
07/22/02	AIDB		37	6.7400	256	
07/22/02	JE		1	.0000	0	
06/21/02	AIDB		37	6.7200	254	
06/21/02	JE		1	.0000	0	
05/21/02	AIDB		46	6.8000	314	
04/22/02	AIDB		44	6.9500	311	
04/22/02	JE		1	.0000	0	
03/21/02	AIDB		44	6.8700	308	
03/21/02	JE		1	.0000	0	

FOR INFORMATION PURPOSES ONLY - ACCOUNT STATEMENT IS OFFICIAL RECORD
THIS INFO MUST NOT BE USED IN PLACE OF THE MERRILL LYNCH TAX REPORTING
STATEMENT FOR TAX INFORMATION.

<MORE>

We are providing the above information as you requested. However, we consider your monthly statements to be the official document of all transactions.